November 20, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention: Christopher Edwards

Re:	Climb Bio, Inc.

Registration Statement on Form S-3

Filed November 12, 2024

File No. 333-283166

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Climb Bio, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-283166), so that it may become effective at 4:30 p.m., Eastern Time, on November 22, 2024, or as soon as practicable thereafter.

Very truly yours,

CLIMB BIO, INC.

By:	/s/ Aoife Brennan
Name: Aoife Brennan, M.B., Ch.B.
Title: President and Chief Executive Officer